

September 26, 2023

Pierre Kemula
Chief Financial Officer
CureVac N.V.
Friedrich-Miescher-Strasse 15, 72076
Tübingen, Germany

> **Re: CureVac N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 25, 2023**
> **File No. 001-39446**

Dear Pierre Kemula:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 19. Exhibits, page 299

1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment that contains full Item 15 disclosures as well as the company's financial statements. Refer to Instruction 12 to the Form 20-F Exhibits and Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences